

August 2, 2011

<u>Via E-mail</u>
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

   Re: **Forest Laboratories, Inc.**
     Definitive Additional Proxy Soliciting Materials
     Filed August 1, 2011 by Icahn Capital LP et al.
     File No. 001-05438

Dear Mr. Weitzen:

   We have reviewed your filing and have the following comment. Please revise your filing and future filings as appropriate.

 <u>General</u>

  1. A reasonable factual basis must exist for each statement or assertion of opinion or belief. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis. Please provide support for your statement on slide 6 that Mr. Bebchuk's experiences qualify him to "remedy relationships with government and regulatory agencies."

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3757 with any questions.

       Sincerely,

       /s/ Mellissa Campbell Duru

       Mellissa Campbell Duru
       Special Counsel
       Office of Mergers and Acquisitions